Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the nine months ended September 29, 2012 and the fiscal years ended December 31,

2011, January 1, 2011, January 2, 2010, and January 3, 2009

(Millions of Dollars)

	Fiscal Year
	2012	2011	2010	2009	2008
Earnings from continuing operations before income taxes and non-controlling interest	$507.3	779.8	$239.8	$282.6	$285.4
Add:
Interest expense	105.1	140.3	109.9	63.7	92.0
Portion of rents representative of interest factor	12.0	16.2	17.9	6.2	8.6
Distributed income of equity investees	—	2.8	3.5	—	—

Income as adjusted	$624.4	939.1	$371.1	$352.5	$386.0
Fixed charges:
Interest expense	$105.1	$140.3	$109.9	$63.7	$92.0
Portion of rents representative of interest factor	12.0	16.2	17.9	6.2	8.6

Fixed charges	$117.1	$156.5	$127.8	$69.9	$100.6

Ratio of earnings to fixed charges	5.3	6.0	2.9	5.0	3.8

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

AFTER ADJUSTMENT FOR ISSUANCE OF DEBENTURES

For the nine months ended September 29, 2012 and the fiscal year ended December 31, 2011

(Millions of Dollars)

	2012	2011
Earnings from continuing operations before income taxes and non-controlling interest	$507.3	779.8
Fixed charges, as above	117.1	156.5
Adjustments:
Estimated net increase in interest expense from refinancing	15.8	22.0

Total Pro Forma Fixed charges	$132.9	$178.5

Pro forma ratio of earnings to fixed charges	4.7	5.3